UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NMI HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

629209305
(CUSIP Number)

Christopher E. Kirkpatrick, Esq. Hayman Capital Management, L.P. 2101 Cedar Springs Road, Suite 1400 Dallas, TX 75201 Tel. No.: 214-347-8050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
- with copies to -
Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

May 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Hayman Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,308,700 shares of Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,308,700 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,308,700 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (See Instructions) IA, PN (Limited Partnership)

1	Names of Reporting Persons. Hayman Investments, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,308,700 shares of Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,308,700 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,308,700 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (See Instructions) HC, OO (Limited Liability Company)

1	Names of Reporting Persons. J Kyle Bass
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,308,700 shares of Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,308,700 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,308,700 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. John Brandon Osmon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 77,645
8 Shared Voting Power 0
9 Sole Dispositive Power 77,645
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,645
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by Hayman Capital Management, L.P. (“Hayman Capital Management”), a Delaware limited partnership, Hayman Investments, L.L.C., a Texas limited liability company, J. Kyle Bass and John Brandon Osmon with the Securities and Exchange Commission (the “SEC”) on November 18, 2013 (the “Original Schedule 13D”), as amended on August 7, 2015 (as so amended, the "Schedule 13D").

This Amendment relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) of NMI Holdings, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Items 2, 4 and 5 of the Schedule 13D as follows:

Item 2.    Identity and Background
(c)  Mr. Osmon ceased to be a director of the Issuer as of May 10, 2016.
Item 4.    Purpose of Transaction
The Reporting Persons continue to hold shares of Common Stock for investment purposes.  The sales of shares of Common Stock reported herein are the due to portfolio rebalancing on the part of the Reporting Persons and do not reflect an unfavorable view of the Issuer or its management.
The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and retain the right at their discretion to engage in discussions with the Issuer’s management and/or Board of Directors and to consider and implement other plans or proposals, all as described more fully in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on the Issuer’s statement in its Quarterly Report filed with the Securities and Exchange Commission on April 28, 2016 that there were 59,080,468 shares of Common Stock outstanding as of April 26, 2016.

(c)  The Reporting Persons did not engage in any transactions involving securities of the Issuer during the sixty day period prior to the filing of this Schedule, except as follows:

Transaction	Date	No. Shares	Price Per Share
Open market sale	05/09/16	1,750,000	$6.30
Open market sale	05/10/16	312,800	$6.32411

1 Reflects the weighted average price of shares sold in multiple transactions at prices ranging from $6.314 to $6.3677.  The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          May 10, 2016

HAYMAN CAPITAL MANAGEMENT, L.P.

By: Hayman Investments, L.L.C.
its General Partner

By: /s/ Christopher E. Kirkpatrick
Christopher E. Kirkpatrick
General Counsel

HAYMAN INVESTMENTS, L.L.C.

By: /s/ Christopher E. Kirkpatrick
Christopher E. Kirkpatrick
General Counsel

J. KYLE BASS

/s/ J. Kyle Bass
J. Kyle Bass, Individually

JOHN BRANDON OSMON

/s/ John Brandon Osmon
John Brandon Osmon, Individually